Phone:	(212) 885-5159
Fax:	(917) 332-3856
Email:	EMendelson@blankrome.com

March 3, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720

Attn.:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	China Sky One Medical, Inc. Form 10-K for the Period Ended December 31, 2008 Filed April 15, 2009 File No. 001-34080

Ladies and Gentlemen:

We are in receipt of the additional comments of the Securities and Exchange Commission (the “Commission”) to the Form 10-K of China Sky One Medical, Inc. (the “Company”), filed April 15, 2009, by letter dated January 17, 2010, to Mr. Yan-Qing Liu, the Company’s Chairman, Chief Executive Officer and President.  As I discussed earlier today with Ms. Kei Nakada, of the Commission’s Staff, the Company is not yet in position to respond to the Staff’s comments.  Due, in part, to public holidays in China in mid-February, the Company needs additional time to gather information and prepare proposed revised disclosures in order to provide a comprehensive response.  The Company anticipates that its response will be filed on or before March 10, 2010.

Please do not hesitate to contact me at (212) 885-5159 with any questions or further comments.

Very truly yours,

/s/ Eric C. Mendelson
Eric C. Mendelson

405 Lexington Avenue New York, NY  10174-0208

www.BlankRome.com

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